TransAlta signs multi-year electricity contract for Centralia

CALGARY, Alberta (Dec. 9, 2005) – TransAlta Corporation (TSX: TA; NYSE: TAC) today announced its subsidiary TransAlta Energy Marketing (U.S.), Inc. has signed a multi-year agreement for its coal-fired Centralia, Washington power plant.

The contract is for the delivery of electricity from Jan. 1, 2007 until Dec. 31, 2010 and has a value of approximately US$450 million.

“This agreement demonstrates that we are delivering on our strategy to sign multi-year electricity agreements with strong counterparties in key market areas,” says Tom Rainwater, TransAlta executive vice-president Corporate Development and Marketing. “We continue to work with other customers to ensure we can meet their energy needs in this market.”

During the fourth quarter, TransAlta has signed contracts to sell an average of 375 megawatts of electricity for the period 2007 through 2010, which represent more than 25 per cent of Centralia’s output.  With these contracts, approximately 90 per cent and 85 per cent of the expected output from the Centralia plant is contracted for 2006 and 2007, respectively.  Based on expected production, TransAlta’s total portfolio is approximately 85 per cent contracted for 2006 and 2007.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. We maintain a low-risk profile for investors by operating a highly contracted portfolio of assets in Canada, the U.S., Mexico and Australia. Our focus is to efficiently operate our coal-fired, gas-fired, hydro and renewable facilities in order to provide our customers with a reliable, low-cost source of power. For more than 90 years, we’ve been a responsible operator and a proud contributor to the communities where we work and live.

This news release may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta Corporation operates.

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Sneh Seetal

Daniel J. Pigeon

Senior Media Relations Advisor

Director, Investor Relations

Phone:  (403) 267-7330

Phone:  1-800-387-3598 in Canada and U.S.

Pager: (403) 213-7041

Phone:  (403) 267-2520

Email:  sneh_seetal@transalta.com

E-mail:  investor_relations@transalta.com